March 12, 2012

U.S. Securities and Exchange Commission		Via EDGAR
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:	Jennifer Thompson
Accounting Branch Chief

Re:	Big Lots, Inc.
Form 10-K for the Fiscal Year Ended January 29, 2011
Filed March 30, 2011
File No. 001-08897

Ladies and Gentlemen:

Set forth below are the responses of Big Lots, Inc. (“we,” “us,” “our” and “Big Lots”) to the comments regarding the above-referenced filing contained in the letter from Jennifer Thompson of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) dated February 29, 2012.  For your convenience, the comments of the Staff are reproduced in bold font below and are followed in each case by our response.

Note 10 – Commitments, Contingencies and Legal Proceedings, page 69

1.
We note disclosure in your filing and within your response to prior comment 5 related to several matters that “you cannot make a determination as to the probability of a loss contingency resulting from [each such matter].”  When a loss contingency exists, ASC 450-20-25-1 contemplates an assessment as to whether the loss is probable, reasonably possible or remote.  Your disclosure appears to imply that you have determined that a loss contingency exists for each of your current matters but that you have not made such an assessment as to where the loss falls within the range of likelihood.  Please make the required assessment for each of your current loss contingencies, describe to us the basis for your conclusion, and provide us with your proposed revised disclosure related to each current loss contingency.

U.S. Securities and Exchange Commission
March 12, 2012

Response:  In accordance with ASC 450 and in connection with the preparation of our audited consolidated financial statements for our 2011 fiscal year, we conducted an assessment as to the probability of the incurrence of a loss and whether a loss or a range of loss is reasonably estimable for current loss contingencies.  We conducted this assessment in the manner described in our February 10, 2012 response to comment 5 of your letter dated January 27, 2012.  After conducting the ASC 450 assessment, we determined that we currently believe that each of the loss contingencies will be resolved without a material effect on our financial condition, results of operations or liquidity as a result of developments in the fourth quarter of our 2011 fiscal year and the first quarter of our 2012 fiscal year.  Based on this determination, we intend to disclose in note 10 (Contingencies) to the consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended January 28, 2012 (the “2011 Form 10-K”) the following information regarding our current loss contingencies (including the Seals, Caron and Sample matters on which you previously commented), subject to any revisions necessary to reflect significant changes in the facts and circumstances through the time of filing:

In September 2006, a class action complaint was filed against us in the Superior Court of California, Los Angeles County, alleging that we violated certain California wage and hour laws by misclassifying California store managers as exempt employees (“Seals matter”).  The plaintiffs sought to recover, on their own behalf and on behalf of all other individuals who are similarly situated, damages for alleged unpaid overtime, unpaid minimum wages, wages not paid upon termination, improper wage statements, missed rest breaks, missed meal periods, reimbursement of expenses, loss of unused vacation time, and attorneys’ fees and costs.  In October 2009, the court denied, with prejudice, plaintiffs’ class certification motion.  In January 2010, the plaintiffs filed a notice of appeal.  In April 2011, the California Court of Appeals affirmed the trial court’s decision denying class certification.  In December 2011, we entered into confidential settlement agreements with each of the plaintiffs, and the court dismissed the plaintiffs’ claims in January 2012.  The Seals matter was resolved without a material effect on our financial condition, results of operations, or liquidity.

In February 2008, three alleged class action complaints were filed against us by a California resident (“Caron matter”).  The first was filed in the Superior Court of California, Orange County.  That action was similar in nature to the Seals matter, which enabled us to successfully coordinate that matter with the Seals matter in the Superior Court of California, Los Angeles County.  The second and third matters, filed in the U.S. District Court, Central District of California, and the Superior Court of California, Riverside County, respectively, alleged that we violated certain California wage and hour laws for missed meal and rest periods and other wage and hour claims.  The plaintiffs sought to recover, on their own behalf and on behalf of a California statewide class consisting of all other individuals who are similarly situated, damages resulting from improper wage statements, missed rest breaks, missed meal periods, non-payment of wages at termination, reimbursement of expenses, loss of unused vacation time, and attorneys’ fees and costs.  We believed these two matters overlapped and we successfully consolidated them before the U.S. District Court, Central District of California.  We believe the remaining allegations also overlap some portion of the claims released through the class action settlement in the Espinosa matter, which was settled in 2008.  In August 2009, the court denied, without prejudice, the plaintiffs’ class certification motion.  In April 2010, the court granted, with prejudice, our motion to deny class certification.  Accordingly, the claims of one plaintiff remained before the court.  The Caron matter is similar in nature to the Sample matter described below.

U.S. Securities and Exchange Commission
March 12, 2012

In June 2010, a representative enforcement action was filed against us in the Superior Court of California, Alameda County, alleging that we violated certain California wage and hour laws for missed meal and rest periods and other wage and hour claims (“Sample matter”).  The plaintiff seeks to recover, on her behalf and on behalf of a California statewide class consisting of all other individuals who are similarly situated, damages resulting from allegedly unpaid overtime, unpaid meal period premiums, unpaid rest period premiums, unpaid business expenses, non-payment of wages at termination, untimely payment of wages, noncompliant wage statements, failure to provide seating, and attorneys’ fees and costs.  In December 2011, we entered into a confidential settlement agreement with the plaintiffs in the Caron and Sample matters.  The settlement remains subject to objection and requires court approval to become final.  We currently believe that the Caron and Sample matters will collectively be resolved without a material effect on our financial condition, results of operations, or liquidity.

In February 2011, a class action complaint was filed against us in the Superior Court of California, Los Angeles County, alleging that we violated certain California wage and hour laws (“Martinez matter”).  The plaintiffs seek to recover, on behalf of the named plaintiff and a California statewide class consisting of all other similarly situated current and former warehouse employees, damages for alleged missed meal periods, unpaid meal period premiums, unpaid overtime, unpaid vested vacation, unpaid wages at termination, untimely payment of wages, noncompliant wage statements, failure to keep accurate payroll records, and attorneys' fees and costs.  We answered the plaintiff's complaint in March 2011.  The parties engaged in limited discovery.  In February 2012, we entered into a confidential settlement agreement with the plaintiffs and the court preliminarily approved the settlement in March 2012.  The settlement remains subject to objection and requires further court approval to become final.  We currently believe that the Martinez matter will be resolved without a material effect on our financial condition, results of operations, or liquidity.

We are involved in other legal actions and claims arising in the ordinary course of business.  We currently believe that each such action and claim will be resolved without a material effect on our financial condition, results of operations, or liquidity.  However, litigation involves an element of uncertainty.  Future developments could cause these actions or claims to have a material effect on our financial condition, results of operations, and liquidity.

U.S. Securities and Exchange Commission
March 12, 2012

With respect to the Gromek matter on which you previously commented, we note for the Staff that we do not intend to include disclosure regarding that matter in the 2011 Form 10-K, because, as disclosed in note 8 (Contingencies) to the consolidated financial statements in our Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2011, we believe that the Gromek matter will be resolved without a material effect on our financial condition, results of operations or liquidity.  After we disclose that we believe a loss contingency will be resolved without a material effect on our financial condition, results of operations or liquidity, we do not intend to provide future disclosure with respect to such loss contingency unless our position regarding the materiality of the loss contingency changes.

On a quarterly basis, in accordance with ASC 450, we will conduct an assessment of loss contingencies as to the probability of the incurrence of a loss and whether a loss or a range of loss is reasonably estimable for such loss contingencies.  In future filings, for each material loss contingency that is reasonably possible or probable, we will provide the disclosure required by ASC 450.

2.
Based on the disclosures in your filing and your response to prior comment 5, it appears that you have previously settled similar matters involving similar allegations.  However, you do not address these previously settled matters as part of your response when discussing your assessment as to whether you could estimate a loss or range of loss for each matter.  Please tell us if you have engaged in any settlement negotiations in any of the current matters and, if so, the current status of those negotiations.  Further, please note that it would appear a history of settlements in similar matters could be used as a basis for your conclusion as to the likelihood of loss as well as estimating the possible loss or range of loss, if likelihood of loss is other than remote, for any current matters.

Response:  In the course of our ASC 450 assessment, we consider the factors described in our February 10, 2012 response to comment 5 of your letter dated January 27, 2012, including (1) the past experiences of the Company with respect to similar matters (including past settlements) and (2) whether the damages sought by plaintiffs are quantified or quantifiable and, if so, whether they are unsupported and/or exaggerated.  We note that a history of settlements in similar matters may be used as a basis for a conclusion as to the likelihood of loss and estimating the possible loss or range of loss for current matters.  However, in our experience, given the unique facts and circumstances of each legal proceeding, including the unique facts and circumstances relevant to each settlement negotiation (e.g., the nature, skill and experience of opposing counsel, the stage and progress of the legal proceeding when the settlement negotiations occur, the outcome of motions and/or appeals in the legal proceeding, and the venue in which the legal proceeding is pending), past settlements by themselves are rarely determinative of the outcome of our ASC 450 assessment.  Rather, past experiences are but one consideration among the many factors evaluated as part of our ASC 450 assessment.

As noted in the above disclosure for our 2011 Form 10-K, we have engaged in meaningful settlement negotiations in the Seals, Caron, Sample and Martinez matters.  With respect to the Seals matter, we participated in a mediation in December 2011, which led to the consummation of confidential settlement agreements with each of the plaintiffs, and the court dismissed the plaintiffs’ claims in January 2012.

U.S. Securities and Exchange Commission
March 12, 2012

With respect to the Caron and Sample matters, we participated in a mediation in September 2011 that resulted in a tentative settlement.  Following the mediation, however, plaintiffs’ counsel took several actions that were inconsistent with the terms of the tentative settlement (e.g., seeking to include additional named plaintiffs) and continued to negotiate the terms of settlement, including the lawsuit and venue through which settlement would be sought.  These actions delayed our entry into a definitive settlement agreement and led us to engage in additional settlement negotiations with plaintiffs’ counsel that continued into the fourth quarter of our 2011 fiscal year.  Following these additional negotiations, we entered into a confidential settlement agreement with the plaintiffs in the Caron and Sample matters in December 2011.  The settlement agreement contemplates the consolidation of the claims asserted in the Caron and Sample matters into a single lawsuit, which may occur in a court other than the courts in which the Caron and Sample matters are currently venued and may include additional named plaintiffs.  If the current venues of these matters changes and/or these matters include additional named plaintiffs, we would not expect such changes to increase the amount we are required to pay under the settlement agreement.  The settlement of the Caron and Sample matters remains subject to objection and requires court approval to become final.

With respect to the Martinez matter, we participated in a mediation in December 2011, which mediation led to the consummation of a confidential settlement agreement with the plaintiffs in February 2012.  In March 2012, the court preliminarily approved the settlement.  The settlement of the Martinez matter remains subject to objection and requires further court approval to become final.

With respect to the Gromek matter, we engaged in meaningful settlement negotiations with plaintiffs’ counsel beginning in September 2011.  Based on those discussions, as part of our ASC 450 assessment for the third quarter of our 2011 fiscal year, we concluded that the Gromek matter is expected to be resolved without a material effect on our financial condition, results of operations or liquidity (as disclosed in note 8 (Contingencies) to the consolidated financial statements in our Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2011).

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As requested by the Staff, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our Form 10-K for the fiscal year ended January 29, 2011;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Big Lots, I thank you for your consideration of our responses.  We have sought to respond to all of your comments, and as indicated above, will be incorporating disclosure into our future filings.  If you have further comments that you would like to have addressed prior to those filings, please let us know.

As we discussed in our telephone conference with the Staff on March 5, 2012, we plan to file our 2011 Form 10-K on or before March 28, 2012.  In that regard, we plan to include the above disclosure in note 10 (Contingencies) to our consolidated financial statements in our 2011 Form 10-K.  Accordingly, if there is anything we can do to facilitate your review, or if you have any questions or would like to discuss any of the information covered in this letter, please do not hesitate to contact me at (614) 278-6810.

Sincerely,

/s/ Joe R. Cooper

Joe R. Cooper
Executive Vice President and
Chief Financial Officer